UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-12691

ION Geophysical Corporation

(Exact name of registrant as specified in its charter)

2105 CityWest Blvd, Suite 400

Houston, Texas 77042-2839

(281) 933-3339

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rights to Purchase Series A Junior Participating Preferred Stock

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, ION Geophysical Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 13, 2012	ION GEOPHYSICAL CORPORATION

	By:	/s/ David L. Roland
David L. Roland
Senior Vice President, General Counsel and Corporate Secretary